   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 1995

                                                  REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                           NEWMONT MINING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                     1700 LINCOLN STREET                     13-1806811
 (STATE OR OTHER JURISDICTION OF         DENVER, COLORADO 80203                (I.R.S EMPLOYER
  INCORPORATION OR ORGANIZATION)             (303) 863-7414                  IDENTIFICATION NO.)

              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                            ------------------------

                            TIMOTHY J. SCHMITT, ESQ.
                           NEWMONT MINING CORPORATION
                              1700 LINCOLN STREET
                             DENVER, COLORADO 80203
                                 (303) 863-7414

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

               MAUREEN BRUNDAGE, ESQ.                            FRANCIS J. MORISON, ESQ.
                    WHITE & CASE                                   DAVIS POLK & WARDWELL
             1155 AVENUE OF THE AMERICAS                           450 LEXINGTON AVENUE
              NEW YORK, NEW YORK 10036                           NEW YORK, NEW YORK 10017
                   (212) 819-8200                                     (212) 450-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM PROPOSED MAXIMUM   AMOUNT OF
TITLE OF EACH CLASS OF                       AMOUNT TO BE    OFFERING PRICE     AGGREGATE     REGISTRATION
SECURITIES REGISTERED                         REGISTERED        PER UNIT      OFFERING PRICE       FEE
-----------------------------------------------------------------------------------------------------------
Common Stock (par value $1.60 per
  share).................................. 7,899,436 shares     $41.00(1)    $323,876,876(1)   $111,681.68
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee. Such estimate has been calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales price of the Common Stock as reported on the New York Stock Exchange on November 7, 1995.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                7,899,436 SHARES

                           NEWMONT MINING CORPORATION

                                  COMMON STOCK
                               ($1.60 PAR VALUE)

     This Prospectus relates to the sale from time to time of a maximum of 7,899,436 shares of Common Stock, par value $1.60 per share (the "Common Stock"), of Newmont Mining Corporation ("Newmont Mining" or the "Company") that have been or may be acquired by (i) Salomon Brothers Inc, Goldman Sachs & Co. and S.G.Warburg & Co. Inc. (collectively the "Purchasers") upon conversion of the Depositary Shares (the "Depositary Shares") of the Company, (ii) the Purchasers pursuant to the standby arrangement described herein and (iii) certain other stockholders identified in the accompanying Prospectus Supplement (the "Selling Stockholders") who elect to have sales made by them prior to December 7, 1995 of shares of Common Stock, that were issued upon conversion of the Depositary Shares covered by this Prospectus. See "Redemption of the Depositary Shares and Expiration of the Conversion Privilege -- Registration of Common Stock" and "-- Temporary Transfer Restrictions."

     The 7,899,436 shares of Common Stock of Newmont Mining offered hereby are the maximum number of shares of Common Stock issuable upon conversion of the Depositary Shares of the Company. Each Depositary Share represents ownership of
 1/2 of a share of the $5.50 Convertible Preferred Stock, par value $5.00 per share (the "Convertible Preferred Stock"), of the Company and entitles the holder to all proportionate rights and preferences of the underlying Convertible Preferred Stock.

     The Company has called all of the shares of Convertible Preferred Stock for redemption on December 14, 1995 (the "Redemption Date"). As a consequence, the Depositary (as defined herein) has called the Depositary Shares for redemption on the Redemption Date at a redemption price of $51.925 per Depositary Share, plus an amount equal to unpaid dividends thereon from September 15, 1995 to and including the Redemption Date of $0.68 per Depositary Share, for a total redemption price of $52.605 per Depositary Share (the "Redemption Price"). No dividends will accrue on the Depositary Shares after the Redemption Date. Depositary Shares representing one or more whole shares of Convertible Preferred Stock are convertible into shares of Common Stock at a conversion price of $36.395 per share of Common Stock (equivalent to a conversion rate of 2.7476 shares of Common Stock for each whole share of Convertible Preferred Stock), prior to 5:00 p.m., New York City time, on December 4, 1995 (the "Final Conversion Date"), at which time the conversion right terminates. Depositary Shares representing less than one whole share of Convertible Preferred Stock will not be convertible into shares of Common Stock, but instead will be redeemed on the Redemption Date at the Redemption Price. Cash will be paid in lieu of any fractional shares of Common Stock. No payment or adjustment will be made for accrued and unpaid dividends on the Depositary Shares surrendered for conversion.

     THE ISSUANCE BY THE COMPANY OF THE DEPOSITARY SHARES, THE CONVERTIBLE PREFERRED STOCK AND THE SHARES OF COMMON STOCK ISSUED OR TO BE ISSUED UPON CONVERSION THEREOF HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). AS A RESULT, SHARES OF COMMON STOCK ACQUIRED UPON CONVERSION OF THE DEPOSITARY SHARES MAY BE SUBJECT TO CERTAIN TEMPORARY RESTRICTIONS ON TRANSFER AND RESALE, EXCEPT FOR SUCH SHARES OF COMMON STOCK ISSUED TO THE PURCHASERS OR SOLD BY THE SELLING STOCKHOLDERS PURSUANT TO THIS PROSPECTUS. SEE "REDEMPTION OF DEPOSITARY SHARES AND EXPIRATION OF CONVERSION PRIVILEGES -- REGISTRATION OF COMMON STOCK" AND "-- TEMPORARY TRANSFER RESTRICTIONS."

     In the event that less than all of the Depositary Shares are surrendered for conversion prior to 5:00 p.m., New York City time, on the Final Conversion Date, the Company has arranged for the Purchasers to purchase directly from the Company, at a price of $38.29 per share, up to such whole number of shares of Common Stock as would have been issuable upon conversion of any Depositary Shares not surrendered for conversion prior to 5:00 p.m., New York City time, on the Final Conversion Date. The proceeds from such sale will be used by the Company to redeem the Depositary Shares which have not been surrendered for conversion by the holders thereof. The Purchasers may also purchase Depositary Shares from existing holders thereof in compliance with the transfer restrictions applicable thereto prior to 5:00 p.m., New York City time, on the Final Conversion Date, and any Depositary Shares so purchased or otherwise held by the Purchasers representing one or more whole shares of Convertible Preferred Stock will be converted into Common Stock. See "Standby Arrangement" for a description of the Purchasers' compensation and indemnification arrangements with the Company.

     THE CONVERSION RIGHT OF THE DEPOSITARY SHARES WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 4, 1995. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEPOSITARY SHARES WILL BE ENTITLED ONLY TO THE REDEMPTION PRICE, WITHOUT INTEREST.

     NO DIVIDENDS ACCRUED FOR THE PERIOD COMMENCING SEPTEMBER 15, 1995 WILL BE PAID ON DEPOSITARY SHARES DULY SURRENDERED FOR CONVERSION ON OR PRIOR TO THE FINAL CONVERSION DATE.

     The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "NEM". The Common Stock is also traded on the Paris Bourse and the Swiss Stock Exchanges. On November 13, 1995, the last reported sale price of the Common Stock on the NYSE was $41.625 per share. See "Price Range of Common Stock and Dividend Policy." While no assurance can be given as to any future prices for the Common Stock, as long as the market price of the Common Stock remains at or above $38.29 per share, holders of Depositary
Shares who elect to convert their Depositary Shares will receive upon conversion shares of Common Stock (plus cash in lieu of fractional shares) having an aggregate current market value (without giving effect to commissions and other costs which would likely be incurred on sale) equal to or greater than the Redemption Price (assuming, in the case of any holder desiring to sell any such shares of Common Stock prior to December 7, 1995, that such holder is a Selling Stockholder so that such sale of shares of Common Stock will be covered by this Prospectus and will not be subject to the restrictions on transfer and resale described herein). It should be noted, however, that the price of the Common Stock received upon conversion will fluctuate in the market, and the holders may incur various expenses of sale if such Common Stock is sold.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Prior to 5:00 p.m., New York City time, on the Redemption Date, the Purchasers may offer to the public Common Stock, including shares acquired through the purchase and conversion of the Depositary Shares, at prices set from time to time by the Purchasers. It is intended that each such price when set will not exceed the greater of the last reported sale or current asked price of Common Stock on the NYSE, plus the amount of any applicable commissions or concessions to dealers, and it is intended that an offering price set on any calendar day will not be increased more than once during such day. At and after 5:00 p.m., New York City time, on the Redemption Date, the Purchasers may offer Common Stock at a price or prices to be determined, but it is presently intended that any such price will be determined in conformity with the preceding sentence. The Purchasers may thus realize profits or losses independent of the compensation referred to under "Standby Arrangement." The Purchasers have agreed that they will remit to the Company a portion of the profit realized on sales of shares of Common Stock acquired by the Purchasers directly from the Company pursuant to the standby arrangements described herein. Any Common Stock will be offered by the Purchasers when, as and if accepted by the Purchasers and subject to their right to reject orders in whole or in part.

SALOMON BROTHERS INC
                              GOLDMAN, SACHS & CO.
                             S.G.Warburg & Co. Inc.


THE DATE OF THIS PROSPECTUS IS NOVEMBER 14, 1995.

     IN CONNECTION WITH THIS OFFERING, THE PURCHASERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR DEPOSITARY SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the
Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 on which exchange the Common Stock of the Company is listed.

     This Prospectus constitutes part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference in this Prospectus the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995, which have been filed with the Commission. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING BENEFICIAL OWNERS, TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). REQUEST FOR SUCH COPIES SHOULD BE DIRECTED TO THE OFFICE OF THE SECRETARY, NEWMONT MINING CORPORATION, 1700 LINCOLN STREET, DENVER, COLORADO 80203, TELEPHONE: (303) 863-7414.

                                  RISK FACTORS

     Prospective purchasers in shares of the Common Stock offered hereby should carefully read this Prospectus and the documents incorporated by reference herein. In determining whether to purchase the shares of Common Stock being offered hereby, prospective purchasers should carefully consider the following factors, in addition to the other information contained in this Prospectus or incorporated by reference herein.

GOLD PRICE VOLATILITY

     The Company's sole asset is a controlling equity interest in Newmont Gold Company ("Newmont Gold"), a worldwide company engaged in gold production, exploration for gold and acquisition of gold properties. The profitability of the Company's current operations is significantly affected by changes in the market price of gold. Market gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The current demand for and supply of gold affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If the Company's revenue from gold sales falls for a substantial period below its cost of production at any or all of its operations, the Company could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects. The Company's consolidated weighted average cash cost of equity production (which is equivalent to the weighted average costs applicable to sales per ounce of equity production) for its Nevada, Peruvian and Uzbekistan operations was $204 per ounce of gold sold in 1994, $198 in 1993 and $198 in 1992 and $211 for the first nine months of 1995.

     The gold market generally is characterized by volatile prices. The volatility of gold prices is illustrated in the following table of annual high, low and average afternoon fixing prices of gold per ounce on the London Bullion
Market:

                                YEAR                      HIGH     LOW      AVERAGE
            --------------------------------------------  ----     ----     -------
            1985........................................  $341     $284      $ 317
            1986........................................   438      326        368
            1987........................................   500      390        446
            1988........................................   484      395        437
            1989........................................   416      356        381
            1990........................................   424      346        383
            1991........................................   403      344        362
            1992........................................   360      330        344
            1993........................................   406      326        360
            1994........................................   395      378        384
            1995 (through November 13)...................   396      372        384

---------------

Source of Data: Metals Week

     On November 13, 1995, the afternoon fixing price for gold on the London Bullion Market was $388 per ounce and the spot market price of gold on the New York Commodity Exchange was $387.

ORE RESERVE ESTIMATES

     The proven and probable ore reserve figures presented in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, which is incorporated in this Prospectus by reference, are estimates, and no assurance can be given that the indicated level of recovery of gold will be realized. Reserve estimates may require revision based on actual production experience. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of the Company's proven and probable ore reserves.

     The gold price used in estimating Newmont Gold's proven and probable ore reserves as of December 31, 1994 was $400 per ounce. Newmont Gold believes that if its Carlin reserve estimates were to be based on gold prices as low as $300 per ounce with current operating costs, 1994 year-end reserves would decrease by approximately 17%.

REGULATION AND ENVIRONMENTAL MATTERS

     The Company's domestic and foreign mining operations and exploration activities are subject to extensive laws and regulations governing prospecting, developing, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The Company has been and may in the future be also subject to clean-up liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and comparable state laws which establish clean-up liability for the release of hazardous substances. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with the compliance with such laws, regulations and permits could become such that the Company would not proceed with the development of a project or the operation or further development of a mine.

     During the past three years, the U.S. Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Law"), which governs mining claims and related activities on federal lands. In 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. In October 1994, a one-year moratorium on the processing of new patent applications was approved. While such moratorium currently remains in effect, its future is unclear. In addition, a variety of legislation is now pending before the U.S. Congress to amend further the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, impose royalties, and enact new reclamation, environmental controls and restoration requirements. The royalty proposals range from a 2% royalty on "net profits" from mining claims to an 8% royalty on modified gross income/net smelter returns. Although the extent of any such changes is not presently known, approximately 92% of Newmont Gold's proven and probable ore reserves in the U.S. are located on private land and, therefore, are not subject to such amendments.

     Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof are actively considered from time to time and could have a material adverse impact on the Company.

RISKS OF FOREIGN INVESTMENTS

     Certain of the Company's projects are located in foreign countries. The Company's foreign investments, which include projects in the Republic of Uzbekistan, Peru and Indonesia, are subject to the risks normally associated with conducting business in foreign countries, including labor disputes and uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation laws or policies of particular countries, foreign taxation, limitations on ownership and on repatriation of earnings, and foreign exchange controls and currency fluctuations. Although the Company has not experienced any significant problem in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future. While political risk insurance from the Overseas Private Investment Corporation and/or the Multilateral Investment

Guarantee Agency has been obtained to cover a portion of the Company's investments in Peru and the Republic of Uzbekistan against certain expropriation, war, civil unrest and political violence risks, such insurance is limited by its terms to the particular risks specified therein and is subject to certain exclusions. There can therefore be no assurance that claims would be paid under such insurance in connection with a particular event in a foreign country. Foreign investments may also be adversely affected by laws and policies of the U.S. affecting foreign trade, investment and taxation.

SPECULATIVE NATURE OF GOLD EXPLORATION AND DEVELOPMENT

     Gold exploration is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that the Company's gold exploration efforts will be successful. Once gold mineralization is discovered, it may take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

     Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the gold from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.

MINING RISKS AND INSURANCE

     The business of gold mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding, rock falls, periodic interruptions due to inclement or hazardous weather conditions, gold bullion losses and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against risks which are typical in the operation of its business and in amounts which the Company believes to be reasonable, but no assurance can be given that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.

                                  THE COMPANY

GENERAL

     Newmont Mining is a U.S. company whose sole asset is a controlling equity interest in Newmont Gold. Newmont Gold is a worldwide company engaged in gold production, exploration for gold and acquisition of gold properties.

     Effective January 1, 1994, Newmont Gold acquired all of Newmont Mining's operations. The transaction (the "Transfer Transaction") included the transfer by Newmont Mining to Newmont Gold of all of Newmont Mining's assets, except for 85,850,101 shares of common stock of Newmont Gold ("Newmont Gold Common Stock"), and the assumption by Newmont Gold of all the liabilities of Newmont Mining, except for certain of Newmont Mining's obligations (including those with respect to the Convertible Preferred Stock). In addition, Newmont Gold issued to Newmont Mining 2,875,000 shares of $5.50 convertible preferred stock, par value $5.00 per share (the "Newmont Gold Convertible Preferred Stock"), having terms identical to the Convertible Preferred Stock of Newmont Mining described herein (except that the Newmont Gold Convertible Preferred Stock is convertible into shares of Newmont Gold Common Stock), as well as stock options exercisable for Newmont Gold Common Stock.

     As a result of the Transfer Transaction, Newmont Mining's only assets are
(i) the remaining shares of Newmont Gold Common Stock held by it, which currently represent approximately 89.2% of the outstanding Newmont Gold Common Stock, (ii) the 2,875,000 shares of Newmont Gold Convertible Preferred Stock and
(iii) Newmont Gold's stock options issued to it. As a result of the Transfer Transaction, effective January 1, 1994, Newmont Mining had no other interest or assets and conducts no operations. Shares of both Newmont Mining and Newmont Gold trade separately on the NYSE and certain other international exchanges. Both Newmont Mining and Newmont Gold have the same per-share earnings, equity in assets and dividends.

     In connection with the redemption by Newmont Mining of its Convertible Preferred Stock as described herein, Newmont Gold will call for redemption on the Redemption Date all of the outstanding shares of the Newmont Gold Convertible Preferred Stock. Newmont Mining intends to convert shares of Newmont Gold Convertible Preferred Stock held by it into shares of Newmont Gold Common Stock on or prior to the Final Conversion Date in an amount equal to the number of Convertible Preferred Shares that are converted as a result of the conversion of Depositary Shares by the holders thereof, including the Purchasers. Any Newmont Gold Convertible Preferred Stock remaining outstanding after the Final Conversion Date will be redeemed by Newmont Gold on the Redemption Date. In addition, Newmont Mining intends to purchase from Newmont Gold shares of Newmont Gold Common Stock in an amount equal to the number of shares of Newmont Mining Common Stock sold to the Purchasers pursuant to the stand by arrangement described herein. As a result, Newmont Mining will own approximately 90% of the outstanding shares of Newmont Gold Common Stock and will continue to own options to purchase additional shares of Newmont Gold Common Stock.

     Newmont Gold currently produces gold from the Carlin Trend in Nevada. Newmont Gold also produces gold through a 38% owned venture in Peru, which commenced operations in August 1993, and a 50% owned venture in Uzbekistan, which commenced gold production in September 1995. Newmont Gold additionally has an 80% owned venture in Indonesia, which is scheduled to commence gold production in early 1996 and an 80% interest in a large copper/gold project in Indonesia which is currently in the feasibility stage. In addition to exploration activities conducted in connection with the above-referenced operations and projects, Newmont Gold continues to explore for gold and/or is conducting joint venture discussions in various countries, including Mexico, Canada, Ecuador, Laos and in the United States. Newmont Gold had approximately
26.1 million equity ounces of proven and probable gold ore reserves at December 31, 1994 and produced approximately 1.7 million equity ounces of gold in 1994.

     In December 1994, the Company concluded that the geological model used by the previous owner of the Grassy Mountain property in Oregon was inadequate to support mine development. Pending completion of additional evaluations, 996,000 ounces of previously classified proven and probable reserves were then no longer classified as reserves as of December 31, 1994. In 1995, the Company has continued to evaluate the deposit to determine its economic potential. Based on results to date, the deposit has not met the Company's criteria for development. The final results of such evaluation are expected to be completed in the fourth quarter of 1995. If the final results conclude that the deposit does not meet such criteria, the Company will write down or write off its $33.7 million investment in this property.

     Since the Company's only asset is a controlling equity interest in Newmont Gold, the rights of the Company to participate in any distribution of assets of Newmont Gold upon its liquidation or reorganization or otherwise (and thus the ability of holders of the shares of Common Stock to benefit from such distribution) are subject to prior claims of creditors of Newmont Gold, except to the extent that the Company may itself be a creditor with recognized claims against Newmont Gold. Claims on Newmont Gold by creditors may include claims of holders of indebtedness and claims of creditors in the ordinary course of business. Such claims may increase or decrease, and additional claims may be incurred in the future.

     Newmont Mining was incorporated in 1921 under the laws of Delaware and maintains its principal executive offices at 1700 Lincoln Street, Denver, Colorado 80203 (telephone: (303) 863-7414).

                              RECENT DEVELOPMENTS

     On November 7, 1995, Newmont Gold and a subsidiary of Newmont Gold filed a complaint against Barrick Goldstrike Mines Inc. ("Barrick Goldstrike") and Barrick Gold Corporation in state court in the State of Nevada. The complaint alleges that Barrick Goldstrike's mine dewatering disposal practices are causing unnatural and unauthorized flooding, saturation and damage to property owned by Newmont Gold and its subsidiary, and that these conditions constitute both a trespass and a breach of a 1992 contract between Newmont Gold and Barrick Goldstrike, pursuant to which Barrick Goldstrike is mining a gold ore body in Nevada owned in part by Barrick Goldstrike and in part by Newmont Gold. The complaint also alleges that these conditions, if unabated, may give rise to violations of environmental laws and regulations. In connection with the complaint, Newmont Gold is seeking a judicial declaration that Barrick Goldstrike lacks the legal right to dispose of mine water on the land at issue, an injunction against further flooding and saturation of the property, and compensatory and punitive damages.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock to the Purchasers pursuant to the agreement described under "Standby Arrangement" will be used by the Company to fund the redemption of any Depositary Shares not surrendered for conversion prior to 5:00 P.M., New York City time, on the Final Conversion Date. Any excess net proceeds, resulting from the Purchasers' remitting certain amounts to the Company (see "Standby Arrangement"), will be contributed to Newmont Gold, which in turn will use such proceeds for general corporate purposes. Pending such uses, it is anticipated that the net proceeds will be invested in short-term investments. The Company will not receive any proceeds from the issuance of Common Stock to holders (including the Purchasers) upon conversion of Depositary Shares.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the NYSE (under the symbol "NEM"). The following table sets forth, for the periods indicated, the high and low sale prices per share of the Common Stock as reported on the NYSE Composite Transactions Tape, as adjusted for an April 1994 1.2481-for-1 stock split.

                                                                              HIGH       LOW
                                                                             ------     ------
1993
  First Quarter..........................................................    $36.00     $29.63
  Second Quarter.........................................................    $43.25     $32.13
  Third Quarter..........................................................    $47.13     $35.88
  Fourth Quarter.........................................................    $46.38     $37.63
1994
  First Quarter..........................................................    $48.07     $40.67
  Second Quarter.........................................................    $45.67     $37.63
  Third Quarter..........................................................    $46.75     $38.25
  Fourth Quarter.........................................................    $45.50     $33.88
1995
  First Quarter..........................................................    $43.88     $33.13
  Second Quarter.........................................................    $45.25     $38.25
  Third Quarter..........................................................    $46.25     $41.13
  Fourth Quarter (through November 13, 1995)..............................   $43.63     $36.63

     The last reported sale price of the Common Stock on the NYSE on November 13, 1995, was $41.625 per share. On November 10, 1995, there were approximately 5,655 stockholders of record of Common Stock.

     The Company has paid cash dividends on its Common Stock at a rate of $0.48 per share of Common Stock in each of the past five years. The determination of the amount of future dividends, however, will be made by the Company's Board of Directors from time to time and will depend on the future earnings, capital requirements and financial condition of the Company, Newmont Gold and Newmont Gold's subsidiaries, as well as other relevant factors.

     The Company expects to declare its regular quarterly dividend on the Common Stock on or about Wednesday, November 15, 1995. In order to be entitled to such dividend, holders of Depositary Shares would have to convert the Depositary Shares into shares of Common Stock on or prior to the record date established by the Company for purposes of such dividend.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1995, and as adjusted to give effect to the assumed conversion of all of the Depositary Shares and the underlying

Convertible Preferred Stock, the issuance of 7,899,436 shares of Common Stock upon such conversion, net of certain expenses associated therewith, and the conversion by the Company of the Newmont Gold Convertible Preferred Stock.

                                                                          SEPTEMBER 30, 1995
                                                                        -----------------------
                                                                         ACTUAL     AS ADJUSTED
                                                                        ---------   -----------
                                                                            (IN THOUSANDS)
SHORT-TERM DEBT, INCLUDING CURRENT PORTION OF LONG-TERM DEBT........    $  28,161    $   28,161
                                                                        ---------   -----------
LONG-TERM DEBT LESS CURRENT PORTION.................................      604,259       604,259
MINORITY INTEREST IN NEWMONT GOLD...................................       87,968        82,392
STOCKHOLDERS' EQUITY
  Convertible Preferred Stock -- $5.00 par value; 2,875,000 shares
     issued and outstanding, none as adjusted(1)....................       14,375            --
  Common stock -- $1.60 par value; 120,000,000 shares authorized;
     86,869,000 issued and 94,769,000 as adjusted, less 643,000
     treasury shares................................................      137,963       150,602
  Capital in excess of par value....................................      307,423       305,286
  Retained earnings.................................................      284,301       290,153
                                                                        ---------   -----------
  Total stockholders' equity........................................      744,062       746,041
                                                                        ---------   -----------
TOTAL CAPITALIZATION................................................    $1,436,289   $1,432,692
                                                                        =========     =========

---------------

(1) The outstanding Convertible Preferred Stock has been called for redemption by the Company on December 14, 1995.

                            SELECTED FINANCIAL DATA

     The following sets forth certain information regarding the Company's consolidated results of operations and financial position for the periods indicated. The data presented below should be read in conjunction with the financial information included elsewhere in this Prospectus and the Company's consolidated financial statements and the notes thereto incorporated by reference herein.

                                  NINE MONTHS ENDED
                                    SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                               -----------------------     -------------------------------------
                                 1995          1994          1994          1993          1992
                               ---------     ---------     ---------     ---------     ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Sales........................  $ 451,849     $ 439,168     $ 597,370     $ 628,809     $ 605,897
Income before cumulative
  effect of change in
  accounting principles......  $ 108,645(1)  $  59,337     $  76,121     $  94,669     $  90,621
Net income...................  $ 108,645(1)  $  59,337     $  76,121     $ 133,139(2)  $  79,049(3)
Earnings per common share:
  Income before cumulative
     effect of change in
     accounting principles...      $1.12(1)      $0.55         $0.70         $0.92         $1.04
  Net income.................      $1.12(1)      $0.55         $0.70         $1.37(2)      $0.90(3)
  Dividends declared per
     common share............      $0.36         $0.36         $0.48         $0.48         $0.48
BALANCE SHEET DATA
  (AT PERIOD END):
Total assets.................  $1,780,065    $1,624,380    $1,656,657    $1,186,410    $1,236,304
Total debt...................  $ 632,420     $ 609,373     $ 609,373     $ 207,739     $ 276,630
Stockholders' equity.........  $ 744,062     $ 668,656     $ 673,465     $ 629,832     $ 528,565

---------------

(1) Reflects an after-tax gain of approximately $72 million, or $0.75 per share, for the sale of the Company's interest in Southern Peru Copper Corporation, and an after-tax charge of approximately $15.1 million, or $0.16 per share, for the write-off and reclamation provision for an exploration property.

(2) Reflects the cumulative effect of adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 1, 1993, which resulted in a credit of $38.5 million or $0.45 per share.

(3) Reflects the cumulative effect of adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1992 which resulted in a net-after tax charge of $11.6 million or $0.14 per share.

                        REDEMPTION OF DEPOSITARY SHARES
                    AND EXPIRATION OF CONVERSION PRIVILEGES

GENERAL

     Each Depositary Share represents 1/2 share of the Convertible Preferred Stock deposited under the Deposit Agreement, dated as of November 15, 1992, (the "Deposit Agreement"), among the Company, Chemical Bank, as Depositary (the "Depositary"), and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued thereunder.

     The Company has called all of the outstanding Convertible Preferred Stock for redemption on the Redemption Date pursuant to the terms of the Company's Certificate of Designations for the Convertible Preferred Stock. As a result, the Depositary has called the Depositary Shares for redemption on the Redemption Date at a redemption price of $51.925 per Depositary Share, plus accrued and unpaid dividends of $0.68 per Depositary Share to and including the Redemption Date, for a total redemption price of $52.605 per Depositary Share. No dividends will accrue on the Depositary Shares after the Redemption Date. In addition to the right to sell their Depositary Shares in compliance with the transfer restrictions applicable thereto and subject to the restrictions on such transfer set forth in the Deposit Agreement, holders of Depositary Shares have the right to convert their Depositary Shares into Common Stock. Depositary Shares representing one or more whole shares of Convertible Preferred Stock are convertible into such number of whole shares of Common Stock as is equal to the aggregate liquidation preference of the shares of Convertible Preferred Stock represented by the Depositary Shares surrendered for conversion divided by the conversion price of $36.395 per share of Common Stock, until 5:00 p.m., New York City time, on the Final Conversion Date (the day ten days prior to, or if such date is not a business day, the business day next preceding the tenth day before, the Redemption Date), at which time the conversion right terminates. No payment or adjustment will be made for accrued and unpaid dividends on the Depositary Shares surrendered for conversion. AT AND AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE FINAL CONVERSION DATE, HOLDERS OF DEPOSITARY SHARES WILL BE ENTITLED ONLY TO THE REDEMPTION PRICE, WITHOUT INTEREST.

     PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE FINAL CONVERSION DATE, DEPOSITARY SHARES REPRESENTING ONE OR MORE WHOLE SHARES OF CONVERTIBLE PREFERRED STOCK MAY BE CONVERTED AT THE OPTION OF THE HOLDER INTO SHARES OF THE COMPANY'S COMMON STOCK, AT A CONVERSION PRICE OF $36.395 PER SHARE OF COMMON STOCK (EQUIVALENT TO A CONVERSION RATE OF 2.7476 SHARES OF COMMON STOCK FOR EACH WHOLE SHARE OF CONVERTIBLE PREFERRED STOCK). TO CONVERT ANY DEPOSITARY SHARES, THE HOLDER THEREOF MUST SURRENDER DEPOSITARY RECEIPTS, WITH WRITTEN INSTRUCTIONS IN THE FORM OF THE LETTER OF TRANSMITTAL PROVIDED TO ALL REGISTERED HOLDERS OF DEPOSITARY SHARES, TO THE DEPOSITARY TO CONVERT THE DEPOSITARY SHARES INTO SHARES OF COMMON STOCK.

     PRIOR TO DECEMBER 7, 1995, SHARES OF COMMON STOCK ISSUED UPON CONVERSION OF THE DEPOSITARY SHARES (OTHER THAN SHARES OF COMMON STOCK ISSUED TO ANY PURCHASERS OR SOLD BY ANY SELLING STOCKHOLDER) WILL BE EVIDENCED ONLY BY PHYSICAL CERTIFICATES AND CANNOT BE HELD THROUGH THE DEPOSITORY TRUST COMPANY ("DTC") OR ANY OTHER BOOK-ENTRY TRANSFER FACILITY, OR TRADED ON THE NYSE. COMMENCING ON DECEMBER 7, 1995, HOLDERS OF

SHARES OF COMMON STOCK ISSUED UPON CONVERSION OF THE DEPOSITARY SHARES WHO ARE NOT AFFILIATES (AS DEFINED UNDER RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY AND HAVE NOT BEEN AFFILIATES FOR A PERIOD OF AT LEAST THREE MONTHS PRIOR THERETO SHOULD BE ABLE TO HOLD SUCH SHARES OF COMMON STOCK THROUGH DTC OR ANOTHER BOOK-ENTRY TRANSFER SYSTEM AND SUCH SHARES MAY BE TRADED ON THE NYSE.

     NO DIVIDENDS ACCRUED FOR THE PERIOD COMMENCING SEPTEMBER 15, 1995 WILL BE PAID ON DEPOSITARY SHARES DULY SURRENDERED FOR CONVERSION ON OR PRIOR TO THE FINAL CONVERSION DATE.

     Depositary Shares representing less than one whole share of Convertible Preferred Stock (after aggregating the number of Depositary Shares surrendered by a holder for conversion) may not be converted into Shares of the Company's Common Stock, even when accompanied by other Depositary Shares representing one or more whole shares of Convertible Preferred Stock. Depositary Shares representing less than one whole share of Convertible Preferred Stock may either be surrendered for redemption or sold in compliance with the transfer restrictions applicable thereto and subject to the restrictions on such transfer set forth in the Deposit Agreement.

     No fractional shares of Common Stock will be issued upon conversion. Instead, a cash payment for each fractional share will be made by the Company on the basis of the closing sale price of the Common Stock, regular way, on the NYSE on the last trading day preceding the date of conversion.

     The Company's Common Stock is traded on the NYSE under the symbol "NEM". On November 13, 1995, the reported last sale price of the Common Stock on the NYSE was $41.625 per share. See "Price Range of Common Stock and Dividend Policy."

     WHILE NO ASSURANCE CAN BE GIVEN AS TO ANY FUTURE PRICES FOR THE COMMON STOCK, AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $38.29 PER SHARE, HOLDERS OF DEPOSITARY SHARES WHO ELECT TO CONVERT THEIR DEPOSITARY SHARES WILL RECEIVE UPON CONVERSION SHARES OF COMMON STOCK (PLUS CASH IN LIEU OF FRACTIONAL SHARES) HAVING AN AGGREGATE CURRENT MARKET VALUE (WITHOUT GIVING EFFECT TO COMMISSIONS AND OTHER COSTS WHICH WOULD LIKELY BE INCURRED ON SALE) EQUAL TO OR GREATER THAN THE REDEMPTION PRICE (ASSUMING, IN THE CASE OF ANY HOLDER DESIRING TO SELL ANY SUCH SHARES OF COMMON STOCK PRIOR TO DECEMBER 7, 1995, THAT SUCH HOLDER IS A SELLING STOCKHOLDER SO THAT SUCH SALE OF SHARES OF COMMON STOCK WILL BE COVERED BY THIS PROSPECTUS AND WILL NOT BE SUBJECT TO RESTRICTIONS ON TRANSFER AND RESALE DESCRIBED BELOW UNDER "TEMPORARY TRANSFER RESTRICTIONS"). IT SHOULD BE NOTED, HOWEVER, THAT THE PRICE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET, AND THE HOLDERS MAY INCUR VARIOUS EXPENSES OF SALE IF SUCH COMMON STOCK IS SOLD.

REGISTRATION OF COMMON STOCK

     The sale from time to time of shares of Common Stock acquired by the Purchasers (i) upon conversion of the Depositary Shares or (ii) pursuant to the standby arrangements described herein has been registered under the Securities Act pursuant to the Registration Statement of which this Prospectus forms a part. In addition, the sale of shares of Common Stock of Selling Stockholders who desire to offer and sell shares of Common Stock prior to December 7, 1995 has been registered under the Securities Act pursuant to the Registration Statement of which this Prospectus forms a part. In order to make an election to have an offer and sale of such shares of Common Stock covered by this Prospectus, the holder of such shares must provide a written notice (the "Notice") to such effect, containing the name of the person or entity for whose account the shares of Common Stock will be offered and sold, the nature of any position, office or other material relationship which such selling person or entity has had within the last three years with the Company or any of its affiliates, the number of the shares of Common Stock owned by such selling person or entity prior to the consummation of the proposed offering, the number of shares of Common Stock to be offered pursuant to the Prospectus for such selling person or entity's account and the number of shares of Common Stock and (if one percent or more) the percentage of the class to be owned by such selling person or entity after completion of the offering, as well as any other related information required under the Securities Act or the rules and regulations thereunder so as to enable such offer and sale to be made pursuant to this Prospectus. The Company will then prepare a supplement to this Prospectus containing the information described above and any other required information which will be furnished, together with this Prospectus, to the relevant holder, for use, in connection with any such offer and sale to be made prior to December 7, 1995. A Notice may be delivered to Chemical Bank, as transfer agent for the Common Stock (the "Transfer Agent"), between 9:00 a.m., New York City time, and 5:00 p.m., New York City time, on any day that the Transfer Agent is open for business. Notices should be sent by registered mail, overnight courier or facsimile to the Transfer Agent at Chemical Bank, c/o Chemical Mellon Shareholder Services, L.L.C., 450 West 33rd Street, 15th Floor, New York, New York 10001, Attention: Nathan Hill; facsimile: (212) 947-7628,
Attention: Nathan Hill (telephone 212-946-7187). The Company will deliver to a Selling Stockholder the relevant prospectus supplement, together with this Prospectus, no later than the third business day after the day the Notice from such Selling Stockholder is received by the Transfer Agent. For further information regarding the distribution of any such Selling Stockholder's Common Stock, see "Selling Stockholders."

     Commencing on December 7, 1995 (the third anniversary of the last issuance of the Depositary Shares), holders of shares of Common Stock issued upon conversion of the Depositary Shares (other than the Purchasers) who are not affiliates (as defined under Rule 144 under the Securities Act) of the Company and have not been affiliates for a period of at least three months prior thereto will be able to offer and sell such shares of Common Stock without restriction pursuant to Rule 144(k) under the Securities Act. Therefore, any offers or sales of shares of Common Stock by any Selling Stockholder after such date will not be made pursuant to this Prospectus.

TEMPORARY TRANSFER RESTRICTIONS

     The following discussion applies to holders who do not elect to have their offers and sales of shares of Common Stock registered under the Securities Act, as set forth above under "Registration of Common Stock." A total of 5,750,000 Depositary Shares are currently outstanding. The Depositary Shares and the underlying Convertible Preferred Stock were not registered under the Securities Act. The Depositary Shares were issued in 1992 in an offering to qualified institutional buyers (as defined in Rule 144A under the Securities Act) ("QIBs"), to institutions that are "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) ("institutional accredited investors") and outside the United States in reliance on Regulation S under the Securities Act. A total of 5,000,000 Depositary Shares were issued on November 19, 1992. An additional 750,000 Depositary Shares were issued on December 7, 1992 as a result of the exercise by the underwriter of its over-allotment option. Because of the fungibility of the Depositary Shares, it is not possible at this time for the Company to determine which Depositary Shares were issued on November 19, 1992 and which were issued on December 7, 1992.

     The issuance by the Company of the shares of Common Stock issued or to be issued upon conversion of the Depositary Shares has not been registered under the Securities Act and, except as set forth above under "Registration of Common Stock," may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. As a result, except as set forth above under "Registration of Common Stock," shares of Common Stock received upon conversion of Depositary Shares may be offered and sold prior to December 7, 1995 only in transactions not requiring registration under the Securities Act (1) to institutional accredited investors that, prior to their purchase of the shares of Common Stock, deliver to the holder a letter in a form which can be obtained from Transfer Agent, (2) outside the United States to persons other than U.S. persons ("foreign purchasers", which term shall include dealers or other professional fiduciaries in the United States acting on a discretionary basis for foreign beneficial owners (other than an estate or trust)) in reliance upon Regulation S under the Securities Act and
(3) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available).

     Each holder converting Depositary Shares for Common Stock will be required to (1) represent that it is purchasing the Common Stock for its own account or for one of its accounts and that both it and such account are QIBs or both it and such account are accredited investors (except if the holder is a bank (as defined under Section 3(a)(2) of the Securities Act) acting in a fiduciary capacity in which case any account for which it is acting in a fiduciary capacity need not be an accredited investor) or both it and such account are foreign purchasers that are outside the United States (or foreign purchasers that are dealers or other fiduciaries as referred to above), (2) acknowledge that the issuance of the shares of the Common Stock has not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below,
(3) agree that if it should resell or otherwise transfer any of the Common Stock prior to December 7, 1995 it will do so only pursuant to this Prospectus (in compliance with the procedures set forth above under "Registration of Common Stock"), or in transactions not requiring registration under the Securities Act
(a) to institutional accredited investors who, prior to such transfer, furnishes to the Transfer Agent a signed letter containing certain representations and agreements relating to the restrictions on transfer of such shares of Common Stock (the form of which letter can be obtained from the Transfer Agent), (b) outside the

United States in compliance with Rule 904 under the Securities Act or (c) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) and (4) agree that, in connection with any transfer pursuant to clause 3(a), (b) or (c) above, it will give the purchaser or transferee notice of any restrictions on transfer of such shares of Common Stock. In addition, in the case of any proposed transfer prior to December 7, 1995 (other than those being made pursuant to this Prospectus), the holder will be required to furnish to the Transfer Agent such certifications, legal opinions or other information as it may reasonably require to confirm that the proposed transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

     Prior to December 7, 1995, each stock certificate evidencing shares of Common Stock issued upon conversion of Depositary Shares or transfer of such shares of Common Stock (other than shares of Common Stock issued to the Purchasers or sold by the Selling Stockholders pursuant to this Prospectus) will be issued in certificated form only and will bear a legend in substantially the following form:

     THE COMMON STOCK EVIDENCED HEREBY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. THE HOLDER HEREOF AGREES THAT UNTIL DECEMBER 7, 1995, IT WILL NOT RESELL OR OTHERWISE TRANSFER THE COMMON STOCK EVIDENCED HEREBY EXCEPT IN (A) A TRANSACTION REGISTERED UNDER THE SECURITIES ACT, OR (B) A TRANSACTION NOT REQUIRING REGISTRATION UNDER THE SECURITIES ACT (1) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT) THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO CHEMICAL BANK, AS TRANSFER AGENT OF THE COMMON STOCK, A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THE COMMON STOCK EVIDENCED HEREBY (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM SUCH TRANSFER AGENT), (2) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT OR (3) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE) AND, IN CONNECTION WITH ANY SUCH TRANSFER PURSUANT TO CLAUSE (1), (2) OR (3) ABOVE, IT WILL FURNISH TO CHEMICAL BANK, AS TRANSFER AGENT, SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IT WILL DELIVER TO EACH PERSON TO WHOM THE COMMON STOCK EVIDENCED HEREBY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. THIS LEGEND WILL BE REMOVED AFTER DECEMBER 7, 1995 OR UPON THE EARLIER SATISFACTION OF CHEMICAL BANK, AS TRANSFER AGENT, THAT THE COMMON STOCK HAS BEEN OR IS BEING OFFERED AND SOLD IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT. AS USED HEREIN, THE TERMS "UNITED STATES" AND "UNITED STATES PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.

     Prior to December 7, 1995, shares of Common Stock received upon conversion of Depositary Shares (other than shares of Common Stock issued to the Purchasers or sold by the Selling Stockholders pursuant hereto) may not be traded on the NYSE and may not be held in book-entry form through DTC or any other book-entry transfer facility.

     Commencing on December 7, 1995, holders of shares of Common Stock issued upon conversion of the Depositary Shares who are not affiliates (as defined under Rule 144 under the Securities Act) of the Company and have not been affiliates for a period of at least three months prior thereto will be able to offer and sell such shares of Common Stock without restriction pursuant to Rule 144(k) under the Securities Act, and such shares of Common Stock may be traded on the NYSE and held in book-entry form through DTC or another book-entry transfer facility.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital of the Company consists of 5,000,000 shares of preferred stock, par value $5.00 per share, issuable in series, of which, as of November 9, 1995, 2,875,000 shares of $5.50 Convertible Preferred Stock, par value $5.00 per share (the "Convertible Preferred Stock") were issued and outstanding and 240,000 shares of Series A Junior Participating Convertible Preferred Stock, par value $5.00 per share (the "Junior Preferred Shares") were reserved for issuance and 250,000,000 shares of Common Stock, par value $.01 per share, of which, as of November 9, 1995, 86,226,703 were issued and outstanding. All of the outstanding shares of capital stock of the Company are fully paid and nonassessable. Holders of the Company's capital stock have no preemptive rights. The Company has called all of the outstanding shares of Convertible Preferred Stock for redemption on the Redemption Date pursuant to the terms of the Company's Certificate of Designations for the Convertible Preferred Stock.

                          DESCRIPTION OF COMMON STOCK

     The statements set forth below are summaries of certain provisions relating to the Common Stock of the Company. These summaries contain all material provisions, but do not purport to be complete and are subject to, and are qualified in their entirety by, the provisions of the Company's Restated Certificate of Incorporation, as amended, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

DIVIDEND RIGHTS

     Subject to the prior rights as to dividends of any preferred stock which may be outstanding from time to time, the Common Stock is entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

VOTING RIGHTS

     Subject to the voting rights, if any, of any preferred stock which may be outstanding from time to time, all voting rights are vested in the holders of shares of the Common Stock. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. The Board of Directors is expressly authorized to adopt, amend or repeal the By-laws of the Company in any manner not inconsistent with the laws of the State of Delaware or the Restated Certificate of Incorporation of the Company, subject to the power of the stockholders to adopt, amend or repeal the By-laws or to limit or restrict the power of the Board of Directors to adopt, or repeal the By-laws, and the Company may in its By-laws confer powers and authorities upon its Board of Directors in addition to those conferred upon it by statute.

LIQUIDATION RIGHTS

     Subject to the prior rights of creditors and the holders of any preferred stock which may be outstanding from time to time, the shares of Common
Stock are entitled, in the event of voluntary or involuntary liquidation, dissolution or winding up, to share pro rata in the distribution of all remaining assets of the Company which are legally available for distribution, after payment of all debts and other liabilities.

REDEMPTION AND PREEMPTIVE RIGHTS

     The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company.

APPROVAL OF CERTAIN MERGERS, CONSOLIDATIONS, SALES AND LEASES

     Article NINTH of the Company's Restated Certificate of Incorporation provides that, with certain exceptions noted below, the affirmative vote of the holders of four-fifths of all classes of stock of the Company entitled to vote in elections of directors (considered as one class) shall be required (a) for the adoption of an agreement for the merger or consolidation of the Company with any other corporation, or (b) to authorize any sale or lease of all or any substantial part of the assets of the Company to, or any sale or lease to the Company or any subsidiary thereof in exchange for securities of the Company of any assets (except assets having an aggregate fair market value of less than $10 million) of, any other corporation, person or entity if, in either case, such other corporation, person or entity is the beneficial owner, directly or indirectly, of more than 10% of all outstanding shares of stock of the Company entitled to vote in elections of directors (a "10% Holder"). Such affirmative vote or consent shall be in addition to the vote of the holders of the stock of the Company otherwise required by law or any agreement between the Company and any national securities exchange.

     For the purposes of Article NINTH, any corporation, person or entity shall be deemed to be the beneficial owner of any shares of stock of the Company (i) which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise, or (ii) which are beneficially owned, directly or indirectly by any other corporation, person or entity, with which it or its affiliates or associates (as defined in the Restated Certificate of Incorporation) have any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of stock of the Company, or which is its affiliate or associate.

     Article NINTH does not apply to any transaction with any other corporation, person or entity (i) if the Board of Directors of the Company has approved a memorandum of understanding with such other corporation, person or entity with respect to such transaction prior to the time that such other corporation, person or entity shall have become a 10% Holder or (ii) in case of a corporation, if the Company and its subsidiaries own a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors. Article NINTH can be altered or repealed only upon the affirmative vote of the record holders of four-fifths of all classes of stock of the Company entitled to vote in elections of directors, considered as one class.

     Article NINTH might be characterized as an anti-takeover provision since it may render more difficult certain possible takeover proposals to acquire control of the Company and make removal of management of the Company more difficult.

EQUAL VALUE RIGHTS PLAN

     Each outstanding share of Common Stock carries with it a dividend distribution of one equal value right (an "Equal Value Right"). The terms of the Equal Value Rights are set forth in a Rights Agreement, dated as of September 23, 1987, as amended (the "Equal Value Rights Agreement"), between the Company and Chemical Bank, as Rights Agent. The following is a summary of the Equal Value Rights Agreement. This summary contains all material provisions, but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Equal Value Rights Agreement. A copy of the Equal Value Rights Agreement and the amendments thereto are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     Each Equal Value Right entitles the record holder to receive from the Company on or after the date of any Extraordinary Transaction (as hereinafter defined) an amount in cash equal to the amount, if any, by which the Equal Value Price (as hereinafter defined) exceeds the sum of the cash consideration and the fair market value of the non-cash consideration paid for each share of Common Stock in the Extraordinary Transaction. Unless earlier redeemed or unless an Extraordinary Transaction has theretofore occurred, the Equal Value Rights will expire at the close of business on September 23, 1997.

     The term "Extraordinary Transaction" means an event in which, within two years of the Control Date (as hereinafter defined) the Company, directly or indirectly, effects a merger, consolidation or other extraordinary corporate transaction in which the Common Stock is changed into or exchanged for securities, cash or other property. The term "Equal Value Price" means the highest price per share paid by a Controlling Person (as hereinafter defined) for any share of Common Stock acquired by it within 91 days prior to and including the Control Date, as such price is adjusted pursuant to the Equal Value Rights Agreement.

     The Equal Value Rights are evidenced by the certificates representing outstanding shares of Common Stock, and no certificates representing the Equal Value Rights have been distributed. The Equal Value Rights will separate from the Common Stock and an Equal Value Distribution Date will occur on the first date of public announcement by the Company or a person (a "Controlling Person") who, together with all Affiliates and Associates (as each term is defined in the Equal Value Rights Agreement) of such person, shall be the beneficial owner of securities entitled to cast 50% or more of the votes in the election of directors of the Company, that a Controlling Person has become such (a "Control Date"). Until the Equal Value Distribution Date, (i) the Equal Value Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the transfer of any outstanding Common Stock certificates will also constitute the transfer of the Equal Value Rights associated therewith.

     Until an Equal Value Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company. At any time until a Control Date, the Company may (but only with the concurrence of a majority of the Continuing Directors (as defined in the Equal Value Rights Agreement)) redeem the Equal Value Rights in whole, but not in part, at a price of $0.02 per Equal Value Right.

     The Equal Value Rights may have certain anti-takeover effects in the event that a person or group proposes to acquire the Company in a two-tier transaction in which all stockholders do not receive the same price for their shares.

STOCKHOLDER RIGHTS PLAN

     Each outstanding share of Common Stock carries with it one preferred share purchase right (each a "Right"). The terms of the Rights are set forth in a Rights Agreement, dated as of August 30, 1990, as amended (the "Rights Agreement") between the Company and Chemical Bank, as Rights Agent. The following is a summary of the terms of the Rights Agreement. This summary contains all material provisions, but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Rights Agreement. A copy of the Rights Agreement and the amendments thereto are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     Following the Distribution Date referred to below and except as described below, each Right entitles the registered holder to purchase from the Company one five-hundredth of a share (a "Preferred Share Fraction") of the Series A Junior Participating Convertible Preferred Stock, par value $5.00 per share, of the Company (the "Junior Preferred Shares"), at a purchase price of $150 per Preferred Share Fraction, subject to adjustment (the "Purchase Price"). Unless earlier redeemed by the Company or unless a transaction described in Section 13(d) of the Rights Agreement has occurred, the Rights will expire at the close of business on September 11, 2000 (the "Final Expiration Date").

     Ownership of the Rights is evidenced by the Common Stock certificates representing shares then outstanding, and no separate certificates representing the Rights have been distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) the close of business on the tenth day after the date of a public announcement that a person (other than any Exempt Person (as defined in the Rights Agreement)) or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the "Stock Acquisition Date"), or (ii) the close of business on the tenth business day after the date of the commencement of a tender offer or exchange offer that would result in a person or entity beneficially owning 15% or more of the outstanding Common Stock. Until a Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates and (ii) the transfer of any outstanding Common Stock certificates will also constitute a transfer of the Rights associated therewith.

     Except in the circumstances described below, after the Distribution Date each Right will be exercisable into a Preferred Share Fraction. Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one share of Common Stock, which rights are subject to adjustment in the event of stock dividends, subdivisions and combinations with respect to the Common Stock. In lieu of issuing certificates for fractions of Junior Preferred Shares (other than fractions which are integral multiples of one five-hundredth of a share), the Company may pay cash in accordance with the Rights Agreement.

     If a person becomes an Acquiring Person other than pursuant to certain Board approved tender or exchange offers, each holder of a Right, at any time following the Distribution Date, has the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Right following any such event, the Company may provide that each Right be exchanged for one share of Common Stock (or cash, property or other securities, as the case may be). Following the occurrence of the event set forth in the first sentence of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than pursuant to certain Board approved tender or exchange offers), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) has the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

     The Purchase Price payable, and the number of Preferred Share Fractions or other securities or property issuable, upon exercise of the Rights is subject to adjustment to prevent dilution as a result of certain events described in the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company. At any time until the earlier of (i) the Stock Acquisition Date and (ii) the Final Expiration Date (but in certain circumstances only with the concurrence of Continuing Directors (as defined in the Rights Agreement)), the Company has the option to redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Rights are either redeemable or do not go into effect under such circumstances.

                         DESCRIPTION OF PREFERRED STOCK

     The statements set forth below are summaries of certain provisions relating to the preferred stock of the Company. These summaries contain all material provisions, but do not purport to be complete and are subject to, and are qualified in their entirety by, the provisions of the Company's Restated Certificate of Incorporation, as amended, and the Certificate of Designations for the Junior Preferred Shares described below.

GENERAL

     The Company's Restated Certificate of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock in one or more series. The Board of Directors has the power to fix various terms with respect to each series of preferred stock, including voting powers, designations, preferences, the relative, participating and optional or other rights, qualifications, limitations and restrictions as set forth in resolutions providing for the issue thereof adopted by the Board of Directors or a duly authorized commission thereof. The Convertible Preferred Stock and the Junior Preferred Shares that may be issued in connection with the Company's Stockholder Rights Plan (see "Description of Common Stock -- Stockholder Rights Plan" and "Description of Preferred Stock -- Junior Preferred Shares") are the only series of preferred stock that the Board of Directors of the Company has authorized for issuance by the Company. The Company has called all of the outstanding shares of Convertible Preferred Stock for redemption on the Redemption Date pursuant to the terms of the Company's Certificate of Designations for the Convertible Preferred Stock.

JUNIOR PREFERRED SHARES

     General. A total of 240,000 shares of Junior Preferred Shares have been reserved for issuance upon exercise of the Rights. See "Description of Common Stock -- Stockholder Rights Plan."

     Dividend Rights. Each Junior Preferred Share has a preferential quarterly dividend payable on the first day of January, April, July and October of each year (or such other quarterly payment date as shall be specified by the Board of Directors) in an amount equal to 500 times the dividend (other than a stock dividend) declared on each share of Common Stock, but in no event less than $1.00.

     Voting Rights. Each Junior Preferred Share will have 500 votes, subject to adjustment as provided in the Certificate of Designations for the Junior Preferred Shares, on all matters submitted to a vote of the stockholders of the Company and, except as provided in the Certificate of Designations for the Junior Preferred Shares, the Company's Restated Certificate of Incorporation or by law, the holders of Junior Preferred Shares shall vote together as one class.

     Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Junior Preferred Shares will receive a preferred liquidation payment per share equal to the greater of $500 per share (plus accrued dividends to the date of distribution, whether or not earned or declared) or an amount per share equal to 500 times the aggregate payment made per each share of Common Stock, in each case subject to adjustment as provided in the Certificate of Designations for the Junior Preferred Shares.

     Effect of Mergers, Consolidations, Sales and Leases. In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, each Junior Preferred Share will be similarly exchanged or changed in an amount per share equal to 500 times the aggregate amount and type of consideration received per share of Common Stock, subject to adjustment as provided in the Certificate of Designations for the Junior Preferred Shares.

     Ranking of Junior Preferred Shares. The Junior Preferred Shares rank junior to all other series of the Company's preferred stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                     AS A REAL PROPERTY HOLDING CORPORATION

     The Company believes that the Company would likely constitute a United States real property holding corporation within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain provisions of the Code and Treasury Regulations thereunder, gain realized by a non-United States person who would not ordinarily be subject to U.S. federal income tax on gains would, under certain circumstances, be subject to tax (the "special tax") on gain realized on the disposition (and possible withholding tax on the proceeds from such disposition (the "withholding tax")) of Common Stock, notwithstanding such non-United States person's lack of other connections with the United States. However, because the Common Stock of the Company is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code), under the Code and Temporary Treasury Regulations now in effect, the special tax and the withholding tax would apply to the disposition by a non-U.S. person of an interest in a class of Common Stock that is not regularly traded on an established securities market only if on the date such interest was acquired by such person it had a fair market value greater than the fair market value on that date of 5% of the regularly traded class of Common Stock with the lowest fair market value. However, if such non-regularly traded class of Common Stock is convertible into a regularly traded class of Common Stock, the special tax and the withholding tax would apply to the disposition of an interest in such non-regularly traded class of Common Stock only if on the date such interest was acquired by such person it had a fair market value greater than the fair market value on that date of 5% of the regularly traded class of Common Stock into which it is convertible. The special tax (but, except in certain circumstances, not the withholding tax) would likewise apply to a disposition of an interest in a class of Common Stock that is regularly traded on an established securities market by a non-U.S. person who beneficially owns, directly or indirectly, more than 5% of such class of Common Stock at any time during the five-year period immediately preceding the disposition of the interest.

     Each prospective holder of Common Stock is urged to consult its own tax advisors regarding the United States federal tax consequences of an investment in such Common Stock, as well as the tax consequences under the laws of any state, local or other United States or non-United States taxing jurisdiction.

                              STANDBY ARRANGEMENT

     Upon the terms and subject to the conditions contained in the Standby Agreement dated November 13, 1995 between the Company and the Purchasers (the "Standby Agreement"), in the event that less than all of the Depositary Shares are surrendered for conversion prior to 5:00 p.m., New York City time, on the Final Conversion Date, the Purchasers have agreed to purchase from the Company such whole number of shares (the "Purchased Shares") of Common Stock as would have been issuable upon conversion of the Depositary Shares as are not surrendered for conversion prior to 5:00 p.m., New York City time, on the Final Conversion Date. The price to be paid by the Purchasers for the Purchased Shares will be $38.29 per share. The Company would use the net proceeds from any such purchase to pay the Redemption Price of the Depositary Shares not surrendered for conversion. The Purchasers may also purchase Depositary Shares from existing holders thereof in compliance with the transfer restrictions applicable thereto prior to 5:00 p.m., New York City time, on the Final Conversion Date. The Purchasers have agreed with the Company to convert all Depositary Shares so purchased or otherwise held by the Purchasers into Common Stock and not to sell or otherwise dispose of any Depositary Shares except for sales to another Purchaser.

     The Purchasers have agreed to pay to the Company 50% of the excess determined in accordance with the terms of the Standby Agreement, if any, of the aggregate proceeds received on the sale of the Purchased Shares (net of selling concessions, transfer taxes and other related expenses of sale) over $38.29 per share.

     The Company has been advised by the Purchasers that they propose to offer for resale any shares of Common Stock purchased from the Company or acquired upon conversion as set forth on the cover page of this Prospectus. The Purchasers may also make sales of such shares to certain securities dealers at prices that may reflect concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchasers.

     Under the terms of the Standby Agreement and as compensation for the commitment of the Purchasers thereunder, the Company has agreed to pay the Purchasers the sum of $4,153,911, plus an additional sum as follows: (i) if the total number of Purchased Shares is greater that 394,972, but less than or equal to 1,974,859, the additional sum will equal $0.9573 per share for all Purchased Shares and (ii) if the total number of Purchased Shares is greater than 1,974,859, the additional sum will equal $1.3402 per share for all Purchased Shares.

     Pursuant to the Standby Agreement, the Company has agreed that it will not, without the written consent of the Purchasers, sell, contract to sell, or otherwise dispose of any shares of Common Stock, with certain exceptions, for a period commencing on the date hereof and ending 60 days after the Redemption Date; provided that if the Purchasers do not acquire more than 394,972 Purchased Shares pursuant to the Standby Agreement, the Company will no longer be bound by such restriction.

     The Company has agreed to indemnify the Purchasers against certain liabilities, including liabilities under the Securities Act.

     Salomon Brothers Inc has performed investment banking services for the Company from time to time in the ordinary course of its business.

     As of November 9, 1995, Salomon Brothers Inc owned 79,235 Depositary Shares. As of November 9, 1995, SBC Capital Markets Inc., which is indirectly wholly-owned by Swiss Bank Corporation, owned 349,800 Depositary Shares which it has agreed with the Company to convert into Common stock prior to the Final Conversion Date. In addition, as of November 9, 1995, Swiss Bank Corporation, London branch, owned 12,279 Depositary Shares. Pursuant to the Standby Agreement, S.G. Warburg & Co. Inc., an indirect wholly-owned subsidiary of Swiss Bank Corporation and one of the Purchasers, has agreed to cause Swiss Bank Corporation London branch not to sell or otherwise dispose of such Depositary Shares except upon conversion thereof or to another Purchaser.

                              SELLING STOCKHOLDERS

     The Common Stock received upon conversion of the Depositary Shares may be sold from time to time prior to December 7, 1995 pursuant hereto by the Selling Stockholders identified in the accompanying Prospectus Supplement. See "Redemption of Depositary Shares and Expiration of Conversion Privileges -- Registration of Common Stock." A Selling Stockholder may sell such shares of Common Stock in one or more transactions (which may involve one or more block transactions) on the NYSE or exchanges outside the U.S., in sales occurring in the public market off such exchanges, in separately negotiated transactions, or in a combination of such transactions; each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices; some or all of such shares of Common Stock may be sold directly or through brokers acting on behalf of such Selling Stockholder or to dealers for resale by such dealers; and in connection with such sales, such brokers or dealers may receive compensation in the form of discounts or commissions from such Selling Stockholder and/or the purchasers of such shares of Common Stock for whom they may act as broker or agent. All expenses of registration incurred in connection with the offering of such shares of Common Stock are being borne by the Company, but all brokerage commissions and other expenses incurred by the Selling Stockholder will be payable by the Selling Stockholder.

     A Selling Stockholder and any dealer participating in the distribution of any such shares of Common Stock or any broker executing selling orders on behalf of such Selling Stockholder may be deemed to be "underwriters" within the meaning of the Securities Act, in which case any profit on the sale of any or all of such shares of Common Stock by such Selling Stockholder and any discounts or commissions received by any such brokers or dealers may be deemed to be underwriting discounts and commissions under the Securities Act.

     Any broker or dealer participating in any distribution by the Selling Stockholder of such shares of Common Stock in connection with the offering of such shares of Common Stock may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this Prospectus, together with the accompanying Prospectus Supplement, to any person who purchases any shares of Common Stock from or through such broker or dealer.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock will be passed upon for the Company by White & Case, 1155 Avenue of the Americas, New York, New York, and for the Purchasers by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York.

                                    EXPERTS

     The audited consolidated financial statements and schedules incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said reports.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, DEALER OR UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
AVAILABLE INFORMATION.................    3
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................    3
RISK FACTORS..........................    4
THE COMPANY...........................    6
RECENT DEVELOPMENTS...................    7
USE OF PROCEEDS.......................    8
PRICE RANGE OF COMMON STOCK AND
  DIVIDEND POLICY.....................    8
CAPITALIZATION........................    8
SELECTED FINANCIAL DATA...............    9
REDEMPTION OF DEPOSITARY SHARES AND
  EXPIRATION OF CONVERSION
  PRIVILEGES..........................   10
DESCRIPTION OF CAPITAL STOCK..........   14
DESCRIPTION OF COMMON STOCK...........   14
DESCRIPTION OF PREFERRED STOCK........   17
CERTAIN FEDERAL INCOME TAX
  CONSIDERATIONS AS A REAL PROPERTY
  HOLDING CORPORATION.................   18
STANDBY ARRANGEMENT...................   19
SELLING STOCKHOLDERS..................   19
VALIDITY OF COMMON STOCK..............   20
EXPERTS...............................   20

                               ------------------

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                                7,899,436 SHARES

                                 NEWMONT MINING
                                  CORPORATION

                                  COMMON STOCK
                               ($1.60 par value)

                              -------------------
                                   PROSPECTUS
                              -------------------
                              SALOMON BROTHERS INC

                              GOLDMAN, SACHS & CO.

                             S.G.Warburg & Co. Inc.

                       Prospectus Dated November 14, 1995
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

                                    Part II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

SEC filing fee..................................................................  $111,681.68
Accounting fees and expenses....................................................    30,000.00
Legal fees and expenses.........................................................   200,000.00
Blue Sky and Legal Investment fees and expenses.................................    20,000.00
Transfer Agent's fees...........................................................     5,000.00
Printing and engraving expenses.................................................    30,000.00
Miscellaneous...................................................................     3,318.32
                                                                                  ------------
Total...........................................................................  $400,000.00
                                                                                  ============

---------------

* All estimates except for filing fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes and empowers the Company to indemnify the directors, officers, employees and agents of the Company against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his relationship with the Company, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the Company in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such persons in connection with such acts or events is not necessarily determinative of the question of whether such persons have met the required standard of conduct and are, accordingly, entitled to be indemnified. The foregoing statements are subject to the detailed provisions of Section 145 of the General Corporation Law of the State of Delaware.

     The By-Laws of the Company provide that each person who at any time is or shall have been a director or officer of the Company, or is or shall have been serving another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company, and his heirs, executors and administrators, shall be indemnified by the Company in accordance with and to the full extent permitted by the General Corporation Law of the State of Delaware. Section 6 of the By-Laws of the Company facilitates enforcement of the right of directors and owners to be indemnified by establishing such right as a contract right pursuant to which the person entitled thereto may bring suit as if the indemnification provisions of the By-Laws were set forth in a separate written contract between the Company and the director or officer.

ITEM 16.  EXHIBITS.

  EXHIBIT NUMBER                                 DESCRIPTION OF DOCUMENTS
  --------------        --------------------------------------------------------------------------
   1.1            --    Form of Standby Purchase Agreement between the registrant and Salomon
                        Brothers Inc, Goldman Sachs & Co. and SBC Warburg as the Purchasers
                        relating to the Common Stock.
   4.1            --    Restated Certificate of Incorporation dated as of July 13, 1987.
                        Incorporated by reference to Exhibit 3 to registrant's Form 10-K for the year ended December 31, 1987.
   4.2            --    By-Laws as amended through June 24, 1992 and adopted June 24, 1992.
                        Incorporated by reference to Exhibit (3)b to registrant's Form 10-K for the year ended December 31, 1992.
   4.3            --    Certificate of Designations, Preferences and Rights of $5.50 Convertible
                        Preferred Stock, $5 Par Value, dated November 13, 1992. Incorporated by reference to Exhibit (3)c to registrant's Form 10-K for the year ended
                        December 31, 1992.
   4.4            --    Rights Agreement dated as of September 23, 1987 between the registrant and
                        Manufacturers Hanover Trust Company as Equal Value Agent relating to the
                        Equal Value Rights. Incorporated by reference to Exhibit 1 to registrant's
                        Registration Statement on Form 8-A dated September 25, 1987.
   4.5            --    First Amendment dated as of October 1, 1987 amending the Rights Agreement dated as of September 23, 1987 between registrant and Manufacturers
                        Hanover Trust Company, as Rights Agent. Incorporated by reference to
                        Exhibit (4)b to registrant's Form 10-K for the year ended December 31,
                        1990.
   4.6            --    Second Amendment dated as of May 1, 1989 amending the Rights Agreement dated as of September 23, 1987 between registrant and Manufacturers
                        Hanover Trust Company, as Rights Agent. Incorporated by reference to
                        Exhibit 1 to registrant's Form 8 dated June 7, 1989.
   4.7            --    Rights Agreement dated August 30, 1990 between registrant and
                        Manufacturers Hanover Trust Company, as Rights Agent. Incorporated by
                        reference to Exhibit 1 to registrant's Registration Statement on Form 8-A dated August 31, 1990.
   4.8 and 4.9    --    First Amendment dated November 27, 1990 and Second Amendment dated
                        December 7, 1990 to the aforementioned Rights Agreement dated August 30,
                        1990. Incorporated by reference to Exhibits 2 and 3, respectively, to registrant's Form 8 dated December 7, 1990.
   4.10           --    Third Amendment dated February 26, 1992 to the aforementioned Rights
                        Agreement dated August 30, 1990. Incorporated by reference to Exhibit 4 to registrant's Form 8 dated March 17, 1992.
   4.11           --    Deposit Agreement dated as of November 15, 1992 among the registrant,
                        Chemical Bank, as Depositary and all holders from time to time of depositary receipts issued thereunder. Incorporated by reference to Exhibit 4(j) to registrant's Registration Statement on Form S-3 (File No. 33-65274).
   5              --    Opinion of White & Case.
  23.1            --    Consent of Arthur Andersen LLP.
  23.2            --    Consent of White & Case (included in Exhibit 5).
  24              --    Power of Attorney of certain officers and directors.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Act;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement;

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (4) that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the 1934 Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (5) to supplement the prospectus, after the Final Conversion Date, to set forth the number of shares of Common Stock issued upon conversion of the Depositary Shares, the transactions by the Purchasers prior to the Final Conversion Date, the number of shares of Common Stock to be purchased by the Purchasers directly from the Company, and the terms of any subsequent reoffering thereof. If any public offering by the Purchasers is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering; and

          (6) that, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus, filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON THE 14TH DAY OF NOVEMBER, 1995.

                                          NEWMONT MINING CORPORATION

                                                    /s/ TIMOTHY J. SCHMITT
                                          By:

                                                      Timothy J. Schmitt
                                                Vice President, Secretary and
                                                  Assistant General Counsel

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS (WHO INCLUDE A MAJORITY OF THE BOARD OF DIRECTORS) IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                               TITLE                        DATE
-------------------------------------  ------------------------------------ ------------------
                  *                    Director                             November 14, 1995
-------------------------------------
         Rudolph I.J. Agnew
                  *                    Director                             November 14, 1995
-------------------------------------
             J.P. Bolduc
                  *                    Chairman, President and Chief        November 14, 1995
-------------------------------------  Executive Officer and Director
          Ronald C. Cambre             (Principal Executive Officer)
                  *                    Director                             November 14, 1995
-------------------------------------
         Joseph P. Flannery
                  *                    Director                             November 14, 1995
-------------------------------------
          Thomas A. Holmes
                  *                    Director                             November 14, 1995
-------------------------------------
         Robin A. Plumbridge
                  *                    Director                             November 14, 1995
-------------------------------------
          Moeen A. Qureshi
                  *                    Director                             November 14, 1995
-------------------------------------
          Michael K. Reilly
                  *                    Director                             November 14, 1995
-------------------------------------
      William I.M. Turner, Jr.

              SIGNATURE                               TITLE                        DATE
-------------------------------------  ------------------------------------ ------------------
                  *                    Senior Vice President and            November 14, 1995
-------------------------------------  Chief Financial Officer
           Wayne W. Murdy              (Principal Financial Officer)
                  *                    Vice President and Controller        November 14, 1995
-------------------------------------  (Principal Accounting Officer)
           Gary E. Farmar

          /s/ TIMOTHY J. SCHMITT
*By:

            Timothy J. Schmitt
            as Attorney-in-fact

                                 EXHIBIT INDEX

  EXHIBIT NUMBER
  --------------
   1.1             --   Form of Standby Purchase Agreement between the registrant and Salomon
                        Brothers Inc, Goldman Sachs & Co. and SBC Warburg as the Purchasers
                        relating to the Common Stock.
   4.1             --   Restated Certificate of Incorporation dated as of July 13, 1987.
                        Incorporated by reference to Exhibit 3 to registrant's Form 10-K for the year ended December 31, 1987.
   4.2             --   By-Laws as amended through June 24, 1992 and adopted June 24, 1992.
                        Incorporated by reference to Exhibit (3)b to registrant's Form 10-K for the year ended December 31, 1992.
   4.3             --   Certificate of Designations, Preferences and Rights of $5.50 Convertible
                        Preferred Stock, $5 Par Value, dated November 13, 1992. Incorporated by reference to Exhibit (3)c to registrant's Form 10-K for the year ended
                        December 31, 1992.
   4.4             --   Rights Agreement dated as of September 23, 1987 between the registrant and
                        Manufacturers Hanover Trust Company as Equal Value Agent relating to the
                        Equal Value Rights. Incorporated by reference to Exhibit 1 to registrant's
                        Registration Statement on Form 8-A dated September 25, 1987.
   4.5             --   First Amendment dated as of October 1, 1987 amending the Rights Agreement dated as of September 23, 1987 between registrant and Manufacturers
                        Hanover Trust Company, as Rights Agent. Incorporated by reference to
                        Exhibit (4)b to registrant's Form 10-K for the year ended December 31,
                        1990.
   4.6             --   Second Amendment dated as of May 1, 1989 amending the Rights Agreement dated as of September 23, 1987 between registrant and Manufacturers
                        Hanover Trust Company, as Rights Agent. Incorporated by reference to
                        Exhibit 1 to registrant's Form 8 dated June 7, 1989.
   4.7             --   Rights Agreement dated August 30, 1990 between registrant and
                        Manufacturers Hanover Trust Company, as Rights Agent. Incorporated by
                        reference to Exhibit 1 to registrant's Registration Statement on Form 8-A dated August 31, 1990.
   4.8 and 4.9     --   First Amendment dated November 27, 1990 and Second Amendment dated
                        December 7, 1990 to the aforementioned Rights Agreement dated August
                        30, 1990. Incorporated by reference to Exhibits 2 and 3, respectively, to registrant's Form 8 dated December 7, 1990.
   4.10            --   Third Amendment dated February 26, 1992 to the aforementioned Rights
                        Agreement dated August 30, 1990. Incorporated by reference to Exhibit 4 to registrant's Form 8 dated March 17, 1992.
   4.11            --   Deposit Agreement dated as of November 15, 1992 among the registrant,
                        Chemical Bank, as Depositary and all holders from time to time of depositary receipts issued thereunder. Incorporated by reference to Exhibit 4(j) to registrant's Registration Statement on Form S-3 (File No. 33-65274).
   5               --   Opinion of White & Case.
  23.1             --   Consent of Arthur Andersen LLP.
  23.2             --   Consent of White & Case (included in Exhibit 5).
  24               --   Power of Attorney of certain officers and directors.